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WRITER’S DIRECT LINE 813.225.4122

ccreely@foley.com

December 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Tara Harkins, Lynn Dicker, Jimmy McNamara, and Joshua Gorsky

Re:	Telomir Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed November 14, 2023
File No. 333-275534

Dear Ms. Harkins, Ms. Dicker, Mr. McNamara, and Mr. Gorsky:

On behalf of Telomir Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Dr. Christopher Chapman, the Company’s Chief Executive Officer, dated November 28, 2023, relating to the above-referenced filing. Your comments are reproduced below in italicized bold text, followed by our responses on behalf of the Company. Please be advised that the Company is concurrently filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

Registration Statement on Form S-1

Prospectus Summary

Pre-Clinical Studies, page 4

1.	We note your response to comment 11, including your revised disclosure that all preclinical studies described in this section were conducted “with” the assistance of “any” third parties. Please clarify here, and in the Business section, whether all the referenced studies were conducted with or without third party assistance.

Response: Please be advised that the Company has revised its disclosure in the Registration Statement to state that it received assistance from third parties. Specifically, on page 4 of the Registration Statement, the Company states that “[a]ll pre-clinical studies described in this prospectus were conducted with the assistance of third parties.” Further, the Company revised its disclosure relating to each study performed and described in the Business section to state which third party provided assistance.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

December 14, 2023

Intellectual Property, page 5

2.	We note your disclosure regarding Mr. Williams’ background as it relates to his “design of novel small molecule therapeutics” as well as his work “collaborat[ing] closely with a leading expert in tobacco chemistry at the University of Kentucky[.]” Please balance your disclosure to clarify, if true, that Mr. Williams does not hold any formal degrees in chemistry or certifications related to the development of pharmaceuticals.

Response: Please be advised that the Company has revised its disclosure on pages 5 and 60 of the Registration Statement to state that Mr. Williams does not hold any formal degrees in chemistry or certifications related to the development of pharmaceuticals.

3.	We note your disclosure that Mr. Williams is the “sole inventor of TELOMIR-1” and that his work on TELOMIR-1 “began in late 2020.” We also note your citation to a study conducted by Donald R. Burgess in 2004, which appears to compare the structure of TELOMIR-1 with iron. Please reconcile this disclosure, or otherwise advise.

Response: Please be advised that the Company has removed the citation and reference to the study conducted by Donald R. Burgess in 2004. Mr. Burgess did not compare the structure of TELOMIR-1 with iron, and Mr. Williams is the “sole inventor of TELOMIR-1” and his work did begin in late 2020. Please also be advised that the Company has replaced the citation to Mr. Burgess with the following: “InSilicoTrials; Insilico Affinity Computations Between TELOMIR-1 and DIEN to FE+2 ions in Water Solution.”

Capitalization, page 41

4.	We note your capitalization table includes “other liabilities,” which consists of “trade accounts payable and accrued liabilities” and “accrued interest.” Since “trade accounts payable and accrued liabilities” are current liabilities and are not part of your capital structure, please remove these line items from your table.

Response: Please be advised that the Company has removed the line item “other liabilities” in the capitalization table.

Business

Post-Chemotherapy Recovery, page 49

5.	We note your reference to the British Journal of Clinical Pharmacology has a footnote, but no corresponding information. Please delete or otherwise advise.

Response: Please be advised that the Company has removed the footnote.

In silico Affinity Studies, page 54

6.	We note your response to prior comment 10. We reissue our comment in full. We continue to note your disclosure that “[y]our pre-clinical studies demonstrate that TELOMIR-1 may uniquely and selectively bind critical metals to interrupt enzyme function . . . and turn off the underlying cause of cancer development and growth.” Please revise your disclosure here, and elsewhere as appropriate, to remove the implication that your product is safe or effective as such conclusions are within the sole authority of the FDA and comparable foreign regulators.

Response: Please be advised that the Company has revised its disclosure to remove the following language: “and turn off the underlying cause of cancer development and growth.”

General

7.	We note your response to comment 12 and reissue. Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, certain text on pages 50-52 is not legible.

Response: Please be advised that the Company has revised its disclosure here and throughout the Registration Statement to replace the illegible visual depictions with high-resolution images and text.

December 14, 2023

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely